



SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549



FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002



OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 1-3610

ALCOA SAVINGS PLANS FOR BARGAINING, NON-BARGAINING AND SUBSIDIARY AND AFFILIATE EMPLOYEES
(Title of Plan)

ALCOA INC.
(Name of Issuer of Securities held pursuant to the Plan)

Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212
(Address of Plan and of principal executive office of Issuer)



**PricewaterhouseCoopers LLP**
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000



## Report of Independent Accountants

To the Alcoa Benefits Management Committee for the
Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary
and Affiliate Employees

In our opinion, the individual financial statements of the Alcoa Savings Plan for Subsidiary and Affiliate Employees as of and for the year ended December 31, 2002 and of the Alcoa Savings Plans for Bargaining and Non-Bargaining Employees (collectively known as the "Plans") as of December 31, 2002 and 2001 and for the year ended December 31, 2002, as listed in the accompanying index, present fairly, in all material respects, the individual net assets available for benefits as of December 31, 2002 and 2001 and their individual changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic individual financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic individual financial statements but are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic individual financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 21, 2003

ALCOA SAVINGS PLANS FOR BARGAINING,
NON-BARGAINING EMPLOYEES AND SUBSIDIARY AND AFFILIATE
EMPLOYEES

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

# Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary and Affiliate Employees
## Statement of Individual Plan
## Net Assets Available for Benefits
## December 31, 2002

| | Alcoa Bargaining Plan | Alcoa Non-Bargaining Plan | Alcoa Subsidiary Plan | Total (unaudited) |
|---|---|---|---|---|
| **Assets** | | | | |
| Plan's value of interest in Master Trust | | | | |
| Nonparticipant-Directed Investments | | | | |
| Alcoa Stock Fund | $ 248,195,807 | $ 664,673,093 | $ 33,984,008 | $ 946,852,908 |
| Participant-Directed Investments | 407,926,931 | 1,155,632,432 | 365,776,745 | 1,929,336,108 |
| Total value of interest in Master Trust | 656,122,738 | 1,820,305,525 | 399,760,753 | 2,876,189,016 |
| Loans to participants | 32,427,792 | 30,776,751 | 13,826,245 | 77,030,788 |
| Net assets available for benefits | $ 688,550,530 | $ 1,851,082,276 | $ 413,586,998 | $2,953,219,804 |

The accompanying notes are an integral part of these financial statements.

## Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary and Affiliate Employees
### Statement of Individual Plan
### Net Assets Available for Benefits
### December 31, 2001

| | Alcoa Bargaining Plan | Alcoa Non-Bargaining Plan | Total (unaudited) |
|---|---|---|---|
| **Assets** | | | |
| Plan's value of interest in Master Trust | | | |
| Nonparticipant-Directed Investments | | | |
| Alcoa Stock Fund | $ 336,729,914 | $ 808,303,448 | $ 1,145,033,362 |
| Participant-Directed Investments | 380,677,544 | 1,169,594,124 | 1,550,271,668 |
| Total value of interest in Master Trust | 717,407,458 | 1,977,897,572 | 2,695,305,030 |
| Loans to participants | 27,430,652 | 27,731,450 | 55,162,102 |
| Net assets available for benefits | $ 744,838,110 | $ 2,005,629,022 | $ 2,750,467,132 |

The accompanying notes are an integral part of these financial statements.

## Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary and Affiliate Employees
### Statement of Changes in Individual Plan Net Assets Available for Benefits
### Year Ended December 31, 2002

| | Alcoa Bargaining Plan | Alcoa Non-Bargaining Plan | Alcoa Subsidiary Plan | Total (unaudited) |
|---|---|---|---|---|
| **Additions** | | | | |
| Contributions | | | | |
| Participant | $ 52,793,816 | $ 58,115,846 | $ 28,213,851 | $ 139,123,513 |
| Employer | 17,012,077 | 35,668,194 | 15,096,241 | 67,776,512 |
| Total additions | 69,805,893 | 93,784,040 | 43,310,092 | 206,900,025 |
| **Deductions** | | | | |
| Net loss in Master Trust Investments | | | | |
| Nonparticipant-Directed Investments Alcoa Stock Fund | (118,790,027) | (318,957,147) | (12,401,886) | (450,149,060) |
| Participant-Directed Investments | (28,264,272) | (97,433,913) | (35,073,563) | (160,771,748) |
| Total loss in Master Trust | (147,054,299) | (416,391,060) | (47,475,449) | (610,920,808) |
| Benefit payments to participants | (64,721,841) | (147,201,605) | (36,732,223) | (248,655,669) |
| Total deductions | (211,776,140) | (563,592,665) | (84,207,672) | (859,576,477) |
| Net decrease before Plan mergers and transfers | (141,970,247) | (469,808,625) | (40,897,580) | (652,676,452) |
| Plan Mergers (Note 2) | - | 316,466,762 | 451,194,664 | 767,661,426 |
| Transfer from the Reynolds Metals Company Savings Plan for Hourly Employees (Note 2) | 87,767,698 | - | - | 87,767,698 |
| Transfers to (from) plans | (2,085,031) | (1,204,883) | 3,289,914 | - |
| Net increase (decrease) | (56,287,580) | (154,546,746) | 413,586,998 | 202,752,672 |
| **Net assets available for benefits** | | | | |
| Beginning of year | 744,838,110 | 2,005,629,022 | - | 2,750,467,132 |
| End of year | $ 688,550,530 | $ 1,851,082,276 | $ 413,586,998 | $ 2,953,219,804 |

The accompanying notes are an integral part of these financial statements.

## 1. Description of Plans

Effective January 1, 2002, Alcoa Inc. ("Alcoa" or the "Company") established the Alcoa Savings Plan for Subsidiary and Affiliate Employees ("Alcoa Subsidiary Plan"), a defined contribution plan intending to qualify under Section 401(a) of the Internal Revenue Code, for the exclusive benefit of its eligible employees. The purpose of the Alcoa Subsidiary Plan is to provide a method of savings by eligible salaried and non-bargaining hourly employees of certain Alcoa subsidiaries and affiliates to enable them to enhance their retirement benefits, and at the same time enable them to acquire a stock interest in the Company. The Alcoa Subsidiary Plan also reflects the merger into it of several subsidiaries' plans. See Note 2 below for additional information.

### General

The Alcoa Savings Plan for Bargaining Employees ("Alcoa Bargaining Plan"), the Alcoa Savings Plan for Non-Bargaining Employees ("Alcoa Non-Bargaining Plan"), and the Alcoa Subsidiary Plan (the "Plans") are defined contribution savings plans maintained pursuant to a Master Trust agreement between Alcoa and the trustee, Mellon Bank, N.A. In general, the Plans provide various investment options for amounts withheld from employees' salaries and for employer contributions. Plan documents, which include a description of eligibility and vesting requirements, are available to participants upon request.

Reference should be made to the basic prospectus and to the Summary Plan Description of each Plan for a summary of the important features of each Plan including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 ("ERISA").

### Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. Employees of locations that participate in the Alcoa Non-Bargaining Plan and the Alcoa Subsidiary Plan are immediately eligible for plan participation. The Alcoa Bargaining Plan is available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Hourly employees must also complete a stated probationary period under the collective bargaining agreement. The participants are fully vested in the value of their contributions plus actual earnings (losses) thereon at all times. Company contributions vest after three years of employment.

### Employee Contributions

Each year eligible employees in job grade 18 or below may elect to contribute up to 12 percent of eligible compensation as pre-tax and up to 14 percent as after-tax contributions to the Plans, with a maximum of 14 percent in the aggregate.

Eligible employees in job grade 19 and above may elect to contribute up to 6 percent of eligible compensation as pre-tax and up to 10 percent as after-tax contributions to the Plans, with a maximum of 10 percent in the aggregate. Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1 percent, into various investment options offered by the Plans.

**Employer Contributions**
For the Alcoa Non-Bargaining Plan and the Alcoa Subsidiary Plan, participating locations may elect to make a matching employer contribution up to 6 percent of the participants' eligible compensation. Company match for contributions to the Alcoa Bargaining Plan is based upon the various collective bargaining agreements. The employer match for the Plans is contributed into the Alcoa Stock Fund, a non-participant directed investment.

**Participant Loans**
Participants in the Plans may borrow from their individual account balances in the Plans. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50 percent of the participant's vested account balance or $50,000. Loans are collateralized by the vested portion of the participant's account and repayments are made by periodic payroll deductions.

Interest is charged on all loans at the prime rate plus 1 percent at the time the loan is taken out.

**Payment of Benefits**
Benefits are recognized when paid. On termination of service due to death, disability or retirement, a participant may elect to receive a lump sum payment. Also, participants under age 70 with a vested balance exceeding $5,000 may elect to receive four partial payments per calendar year.

**Forfeitures**
The employer contributions and the earnings on those contributions vest after three years of service. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce future Company contributions. Total forfeitures that reduced employer contributions in 2002 were $544,668 in the Alcoa Non-Bargaining Plan, $227,609 in the Alcoa Bargaining Plan and $86,298 in the Alcoa Subsidiary Plan.

**Employee Stock Ownership Plan ("ESOP")**
Effective January 1, 2002, the Plans' Alcoa Stock Fund was converted into an employee stock ownership plan under the Internal Revenue Code Section 409.

**Plan Termination**
Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans, subject to the provisions of ERISA. In the event of a plan termination, participants will become 100 percent vested in their accounts.

## 2. Plan Mergers

On January 1, 2002, the Howmet Employees' 401(k) Plan was merged into the Alcoa Subsidiary Plan with the Alcoa Subsidiary Plan remaining as the survivor plan.

On January 1, 2002, the Huck International, Inc. Retirement Savings and Investment Plan was merged into the Alcoa Subsidiary Plan with the Alcoa Subsidiary Plan remaining as the survivor plan. For employees covered under a collective bargaining agreement who will participate in the Alcoa Bargaining Plan, assets equivalent to their account balances were transferred from the Alcoa Subsidiary Plan and allocated to their account in the Alcoa Bargaining Plan.

On April 1, 2002, the Presto Products Company Profit Sharing Retirement Plan was merged into the Alcoa Subsidiary Plan with the Alcoa Subsidiary Plan remaining as the survivor plan.

On May 1, 2002, the Reynolds Metals Company Savings and Investment Plan for Salaried Employees was merged into the Alcoa Non-Bargaining Plan with the Alcoa Non-Bargaining Plan remaining as the survivor plan.

On May 1, 2002, the Reynolds Metals Company Employee Savings Plan was merged into the Alcoa Non-Bargaining Plan with the Alcoa Non-Bargaining Plan remaining as the survivor plan.

On July 1, 2002, the Southern Plastics, Inc. 401(k) Plan was merged into the Alcoa Non-Bargaining Plan with the Alcoa Non-Bargaining Plan remaining as the survivor plan.

On July 1, 2002, the Huck Fasteners An Alcoa Business Employees' Savings Plan (formerly the MSD Stamping, Inc. Employee's Savings Plan), was merged into the Alcoa Subsidiary Plan with the Alcoa Subsidiary Plan remaining as the survivor plan.

On July 1, 2002, the Huck Fasteners An Alcoa Business Employee Retirement Savings and Investment Plan (formerly the Huck Fasteners, Inc. Employee Retirement, Savings and Investment Plan), was merged into the Alcoa Subsidiary Plan with the Alcoa Savings Plan remaining as the survivor plan.

On July 1, 2002, the Huck Fasteners An Alcoa Business Union Plan (formerly the Continental/Midland Union Employee's Savings Plan), was merged into the Alcoa Bargaining Plan with the Alcoa Bargaining Plan remaining as the survivor plan.

On May 1, June 24, and December 2, 2002, assets from the Reynolds Metals Company Savings Plan for Hourly Employees ("Reynolds Hourly Savings Plan") were transferred to the Alcoa Bargaining Plan. The transfer was due to the election of certain collective bargaining units to participate in the Alcoa Bargaining Plan and cease participating in the Reynolds Hourly Savings Plan.

## 3. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plans.

**Investment Valuation**

Investments within the Fixed Income Fund within the Master Trust are valued at contract value for guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") and at quoted market prices for publicly traded fixed interest obligations. GICs and SICs held in this fund are fully benefit responsive, which permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options. Contract value represents cost plus reinvested earnings. GICs provide a fixed rate of return for the life of the contract. SICs operates similar to GICs, except that the assets are held by the trust rather than a separate account of the issuer and a financially responsible third party issues a "wrapper" contract for benefit responsiveness. The interest rates for SICs are based upon the yield to maturity of the underlying investment converted to an annualized interest rate. These rates may be adjusted monthly. GICs and SICs generally provide for the full repayment of principal and interest, however, upon the occurrence of certain events (including layoffs by the Company or its applicable affiliates) the market value of the GIC or SIC, if lower than its book value, may be repaid (a "Market Value Adjustment"). There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The average crediting interest rates on the investment contracts at December 31, 2002 and 2001 was 5.28 percent and 5.40 percent, respectively. The average yield on investment contracts for the year ended December 31, 2002 and 2001 was 5.22 percent and 4.76 percent, respectively.

Investments within the Alcoa Stock Fund within the Master Trust are valued at the average of the high and low market price on the last business day of the year. Dividend income is recorded based on the ex-dividend date.

In May 2000, the Schwab Personal Choice Retirement Account ("PCRA") was added as another investment option of the Plans. It is a self-directed brokerage account that allows participants to select and manage investments from a variety of options not available in the Plans. Investments held in the brokerage accounts are valued at their closing market prices.

Investments within the various mutual funds within the Master Trust are valued at the closing unit value of the respective mutual fund, which represents the underlying fair market value of the assets of the fund.

The Plans have measured all fully benefit responsive investment contracts at contract value in accordance with SOP 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*, and the Derivatives Implementation Group ("DIG") Implementation Issue C19, which has been incorporated in Statement of Financial Accounting Standards No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. The Plans hold no other material derivative financial instruments at December 31, 2002 or 2001.

**Allocation of Investment Income**

The individual Plans participate in the funds within the Master Trust through the purchase and sale of fund units, which are valued daily. The individual Plans' interest in Master Trust investment income, as reflected in the Statement of Changes in Individual Plan Net Assets Available for Benefits, represents investment income earned by the Master Trust. Investment income is allocated daily to the individual Plans based on each participant's number of units owned within each investment fund option. Investment income of the Master Trust is comprised of net appreciation and depreciation in the fair value of the Master Trust's investments and dividends and interest income earned on those investments.

Net appreciation or depreciation in the fair value of the Master Trust investments consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned, on the accrual basis.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings and deductions during the reporting period. Actual results could differ from those estimates.

**Risks and Uncertainties**

The Plans provide for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statement of Individual Plan Net Assets Available for Benefits and the Statement of Changes in Individual Plan Net Assets Available for Benefits.

**Administrative Expenses**

Fixed Income Fund and Alcoa Stock Fund investment management fees are paid from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund's net assets and are not material. For the Alcoa Stock Fund, the investment management fees are based upon the number of stock transactions within the fund during the year and are not material.

All funds in the Plans, except for the Fixed Income Fund and Alcoa Stock Fund, are mutual funds. All mutual funds incur expenses that reduce the earnings in the fund and are reflected in the daily Net Asset Value ("NAV"). The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds in the Plans are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plans.

Expense ratios charged by mutual funds cover costs related to investing such as the mutual fund managers' asset management fees and costs rela ted to administration of the mutual fund.

Examples of administrative costs would include issuing quarterly participant statements, operating a service center and having toll-free phone numbers available for participants. For the Plans, the Company pays for the administrative costs in excess of what is covered by the expense ratios charged by the mutual funds. The administrative costs borne by the Company are not material to the assets of the Plans.

**4. Tax Status**

The Plans are intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder, and the Master Trust is thereby tax-exempt within the meaning of Section 501(a) of the Internal Revenue Code.

The Alcoa Non-Bargaining Plan received a favorable determination letter from the Internal Revenue Service ("IRS") on January 9, 2003. The Alcoa Savings Plan for Bargaining Employees received a favorable determination letter from the IRS on January 9, 2003. The Alcoa Subsidiary Plan received a favorable determination letter from the IRS on August 6, 2002. The Plans' administrator and Plans' tax counsel believe that the Plans are currently designed and being operating in compliance with the applicable requirements of the Internal Revenue Code.

## 5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Alcoa Stock Fund, a Nonparticipant-directed investment, is as follows:

| | Alcoa Bargaining Plan | Alcoa Non-Bargaining Plan | Alcoa Subsidiary Plan | Total (unaudited) |
|---|---|---|---|---|
| **Investment value at December 31, 2001 (A)** | $336,729,914 | $808,303,448 | $ - | $1,145,033,362 |
| **Additions** | | | | |
| Participant contributions | 14,009,911 | 13,787,450 | 2,387,513 | 30,184,874 |
| Employer contributions | 17,012,077 | 35,668,194 | 15,096,241 | 67,776,512 |
| Total additions | 31,021,988 | 49,455,644 | 17,483,754 | 97,961,386 |
| **Deductions** | | | | |
| Net loss from Master Trust investments (B) | (118,790,027) | (318,957,147) | (12,401,886) | (450,149,060) |
| Benefit payments to participants | (21,222,272) | (47,304,338) | (2,224,286) | (70,750,896) |
| Total deductions | (140,012,299) | (366,261,485) | (14,626,172) | (520,899,956) |
| Net (decrease) increase before transfers | (108,990,311) | (316,805,841) | 2,857,582 | (422,938,570) |
| **Transfers** | | | | |
| Transfers to participant-directed investments | 8,283,763 | 32,057,230 | 5,731,185 | 46,072,178 |
| Transfers to plans and plan mergers, net | 12,172,441 | 141,118,256 | 25,395,241 | 178,685,938 |
| Net transfers | 20,456,204 | 173,175,486 | 31,126,426 | 224,758,116 |
| Net (decrease) increase | (88,534,107) | (143,630,355) | 33,984,008 | (198,180,454) |
| **Investment value at December 31, 2002 (C)** | $248,195,807 | $664,673,093 | $33,984,008 | $ 946,852,908 |

(A) The assets include Alcoa Common Stock of $1,111,580,999, cash equivalents of $37,828,945 and a payable of $4,376,582. The equivalent shares of Alcoa common stock were 30,941,712 at a price of $35.925.

(B) The net loss from Master Trust investments includes interest of $641,553, dividends of $21,928,292 and loss from employer securities of $472,718,905.

(C) The assets include Alcoa Common Stock of $919,823,321, cash equivalents of $32,599,653 and a payable of $5,570,066. The equivalent shares of Alcoa common stock were 40,547,645 at a price of $22.685.

## 6. Investments in Master Trust

The Plans' investments are held in a Master Trust. The investments are held in safekeeping, under a trust arrangement, by the Trustee. Each participating Plan has an undivided interest in the Master Trust.

| | 2002 | | 2001 | |
|---|---|---|---|---|
| **Master Trust Investments** | | | | |
| At Fair Value | | | | |
| Alcoa Common Stock | $ 919,823,321 | | $ 1,111,580,999 | |
| Shares of Registered Investment Companies | | | | |
| Investment Company of America Fund | 227,200,905 | | 272,710,684 | |
| AMCAP Fund | 109,117,794 | | 144,832,729 | |
| New Perspective Fund | 116,873,564 | | 150,212,707 | |
| American Balanced Fund | 162,903,105 | | 115,577,259 | |
| Putnam OTC & Emerging Growth Fund | 45,396,205 | | 52,627,710 | |
| Putnam Vista Fund | 35,336,856 | | 52,473,237 | |
| Vanguard Institutional Index Plus Fund | 149,804,145 | | 37,399,155 | |
| Vanguard Total Bond Fund | 53,584,498 | | 22,917,169 | |
| Other Registered Investment Companies | 95,741,929 | | 25,933,269 | |
| US Government Securities | 268,973,154 | | 134,357,339 | |
| Corporate Debt Instruments | 362,785,094 | | 196,413,637 | |
| Cash and Cash equivalents | 200,604,376 | | 236,750,637 | |
| Other Investments | 16,630,591 | | 10,812,569 | |
| | 2,764,775,537 | | 2,564,599,100 | |
| At Contract Value | | | | |
| Value of investment contracts | 111,413,479 | (A) | 130,705,930 | (A) |
| | 111,413,479 | | 130,705,930 | |
| Total investment in Master Trust | $ 2,876,189,016 | | $ 2,695,305,030 | |
| **Percent ownership of the Plans in the Master Trust** | | | | |
| Alcoa Non-Bargaining Plan | 63.29% | | 73.38% | |
| Alcoa Bargaining Plan | 22.81% | | 26.62% | |
| Alcoa Subsidiary Plan | 13.90% | | - | |
| | 100% | | 100% | |
| **The Master Trust investment income for the year ended December 31, 2002 is as follows** | | | | |
| Net depreciation in Master Trust investments | | | | |
| Investment gain (loss) | | | | |
| Alcoa Common Stock | $ (472,718,905) | | | |
| Shares of registered investment companies, other investments | (205,724,441) | | | |
| | (678,443,346) | | | |
| Interest income | 45,594,246 | | | |
| Dividends | 21,928,292 | | | |
| Net depreciation in Master Trust investments | $ (610,920,808) | | | |

(A) The estimated fair value of the investment contracts held at December 31, 2002 and 2001 approximates $116,000,000 and $135,000,000, respectively. The average crediting interest at December 31, 2002 and 2001 was 5.28 percent and 5.40 percent, respectively. The average yield for the year ended December 31, 2002 and 2001 was 5.22 percent and 4.76 percent, respectively.

## 7. Subsequent Events

On April 1, 2003, the Trio Products, Inc. 401(k) Plan for Union Employees was merged into the Alcoa Bargaining Plan with the Alcoa Bargaining Plan as the survivor plan.

Effective March 31, 2003, the Ivex Packaging Corporate Retirement Plan and Trust ("Ivex Savings Plan") transferred the accounts of all collectively bargaining employees that were frozen on December 31, 2002 to the Alcoa Bargaining Plan, and all remaining frozen accounts were transferred to the Alcoa Subsidiary Plan. Following the transfers of all frozen employees' accounts, the Ivex Savings Plan will be ongoing with respect to all other participating employees

# Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary and Affiliate Employees

## Schedule of Plan Participation in Master Trust Investment Accounts

**December 31, 2002** **Schedule I**

| Plan Name | EIN Number | Plan Number | Master Trust Investment Accounts in which Plan Participates |
|---|---|---|---|
| Alcoa Savings Plan for Non-Bargaining Employees | 25-0317820 | 007 | 195-540,195-541,195-542, 195-543,195-544,195-545, 196-114,196-115,196-153, 196-154,196-155,196-156, 196-205, 196-206,196-207 196-174 |
| Alcoa Savings Plan for Bargaining Employees | 25-0317820 | 008 | 195-540,195-541,195-542, 195-543,195-544,195-545, 196-114,196-115,196-153, 196-154,196-155,196-156, 196-205, 196-206,196-207 196-174 |
| Alcoa Savings Plan for Subsidiary and Affiliate Employees | 25-0317820 | 017 | 195-540,195-541,195-542, 195-543,195-544,195-545, 196-114,196-115,196-153, 196-154,196-155,196-156, 196-205, 196-206,196-207 196-174 |

## Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary and Affiliate Employees

### Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

### December 31, 2002 — Schedule II

| Plan | Identity of Issuer | Investment | Current Value |
|---|---|---|---|
| Alcoa Savings Plan for Bargaining Employees | Participant loans | Loans receivable from Plan Participants (interest rate 5.75% to 10.50%) | $ 32,427,792 |
| Alcoa Savings Plan for Non-Bargaining Employees | Participant loans | Loans receivable from Plan Participants (interest rate 5.75% to 10.50%) | 30,776,751 |
| Alcoa Savings Plan for Subsidiary and Affiliate Employees | Participant loans | Loans receivable from Plan Participants (interest rate 5.75% to 10.50%) | 13,826,245 |
| Total investments | | | $ 77,030,788 |

## SIGNATURES

*The Plans.* Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Alcoa Savings Plans for Bargaining, Non-Bargaining, and Subsidiary and Affiliate Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR NON-BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR SUBSIDIARY AND AFFILIATE EMPLOYEES

Richard B. Kelson
Benefits Management Committee Member

A. Hamish Petrie
Benefits Management Committee Member

William B. Plummer
Benefits Management Committee Member

June 24, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-32516 and 333-106411) of Alcoa Inc. of our report dated May 21, 2003 relating to the financial statements of Alcoa Savings Plans for Bargaining, Non-Bargaining and Subsidiary and Affiliate Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 25, 2003

**Certification**
***Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned members of the Benefits Management Committee of Alcoa Inc., a Pennsylvania corporation (the "Company"), does hereby certify that:

The Annual Report on Form 11-K for the period ended December 31, 2002 (the "Form 11-K") of the employee benefit plans listed below fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of these plans.

Alcoa Savings Plan for Subsidiary and Affiliate Employees
Alcoa Savings Plan for Non-Bargaining Employees
Alcoa Savings Plan for Bargaining Employees

Dated: June 24, 2003

Name: Richard B. Kelson
Member

Dated: June 24, 2003

Name: A. Hamish Petrie
Member

Dated: June 24, 2003

Name: William B. Plummer
Member

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished to the Securities and Exchange Commission as an exhibit to the Form 11-K and shall not be considered filed as part of the Form 11-K.